UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        G. Willi-Food International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.10 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0-29256
                                   ----------
                                 (CUSIP Number)

             Zvi Williger, 3 Nahal Snir Street, Yavne 81224, ISRAEL
                            Telephone: 972-8-932-2233

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                             Attn: Peter S. Kolevzon
                                  212-715-9100
--------------------------------------------------------------------------------
 Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications

                                   See Item 5
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]

                                Page 1 of 8 Pages

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D             Page 2 of 8 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Willifood Investments Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                    [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            3,293,781 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,293,781 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     3,293,781 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.47%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D             Page 3 of 8 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Joseph Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                    [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0 Ordinary Shares
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            3,293,781 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0 Ordinary Shares
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,293,781 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     3,293,781 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.47%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D             Page 4 of 8 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Zvi Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                    [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        4,000 Ordinary Shares
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            3,293,781 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               4,000 Ordinary Shares
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,293,781 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     3,297,781 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D             Page 5 of 8 Pages
-------------------------------                      ---------------------------


Item 1. Security and Issuer.

     This Amendment No. 1 amends and supplements the Schedule 13D dated October 7, 2002 (the "Schedule 13D") filed with the Securities and Exchange Commission by Willifood Investments Ltd. ("WIL"), Joseph Williger ("JW") and Zvi Williger ("ZW", and together with WIL and JW, the "Reporting Persons") with respect to the ordinary shares, NIS0.10 nominal value per share (the "Ordinary Shares") of
G. Willi-Food International Ltd. (the "Issuer"), a corporation organized under the laws of Israel. Except as provided herein, none of the information reported in the Schedule 13D has been modified and the information reported therein is true and correct as of the date it was filed.

     Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented by adding the following paragraphs at the end thereof:

     (n) As of December 14, 2004, (i) WIL beneficially owned 3,293,781 Ordinary Shares, equal to approximately 76.47% of the total number of Ordinary Shares outstanding as of that date; (ii) JW beneficially owned 3,293,781 Ordinary Shares, equal to approximately 76.47% of the total number of Ordinary Shares outstanding as of that date; and (iii) ZW beneficially owned 3,297,781 Ordinary Shares equal to approximately 76.56% of the total number of Ordinary Shares outstanding as of that date.

     (o) As of December 14, 2004, WIL, JW and ZW have shared voting and dispositive power over the 3,293,781 Ordinary Shares that are beneficially owned by WIL. ZW has sole voting and dispositive power over 4,000 Ordinary Shares. JW and WIL disclaim beneficial ownership of all Ordinary Shares over which ZW has sole voting and dispositive power. JW and ZW have no agreement to act as a group with respect to shares beneficially owned by the other or by WIL. Under Israeli law, ZW is deemed to be the controlling shareholder of WIL and has the ability to control the Company's management and policies, including matters requiring shareholders approval such as election of directors. Under Israeli law, JW, who owns approximately 20% of the ordinary shares of WIL, is not deemed to be a group with ZW or a controlling shareholder of the Company.

     (p) The following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons since the initial filing of the Schedule 13D on October 7, 2002:


                               Purchase (Sale)        Purchase (Sale)           Purchase (Sale)
                                 of Ordinary           of Ordinary               of Ordinary
Date                            Shares by WIL         Shares by JW              Shares by ZW       Price per Share*
----                            -------------         ------------              ------------       ----------------
10/09/02                             --                    (200)                      --                2.30
10/09/02                             --                  (1,000)                      --                2.29
10/09/02                             --                    (300)                      --                2.28
10/09/02                             --                  (2,000)                      --                2.135
10/21/02                             --                  (1,000)                      --                2.0
10/21/02                             --                  (1,500)                      --                1.99
10/28/02                             --                    (600)                      --                2.09
10/31/02                             --                  (8,000)                      --                2.09

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D             Page 6 of 8 Pages
-------------------------------                      ---------------------------


                               Purchase (Sale)        Purchase (Sale)           Purchase (Sale)
                                 of Ordinary           of Ordinary               of Ordinary
Date                            Shares by WIL         Shares by JW              Shares by ZW       Price per Share*
----                            -------------         ------------              ------------       ----------------
11/04/02                             --                  (5,000)                      --                2.09
11/04/02                             --                    (500)                      --                2.10
11/04/02                             --                  (1,800)                      --                2.11
11/04/02                             --                  (1,500)                      --                2.12
11/04/02                             --                    (100)                      --                2.13
11/04/02                             --                  (1,000)                      --                2.14
11/04/02                             --                    (200)                      --                2.30
11/04/02                             --                  (2,000)                      --                2.10
12/05/02                             --                      --                  (16,000)               1.80
01/01/03                             --                    (500)                      --                2.00
01/24/03                            400                      --                       --                1.86
01/24/03                            500                      --                       --                1.87
03/12/03                             --                    (700)                      --                1.37
04/14/04                             --                  15,000**                 15,000**              4.10
04/16/04                             --                    (800)                      --                6.00
04/16/04                             --                  (1,000)                      --                5.09
05/25/04                             --                     121                       --                3.90
05/28/04                             --                     400                       --                4.00
08/04/04                             --                  (4,000)                      --                4.75
08/05/04                             --                  (2,600)                      --                4.70
08/12/04                             --                    (500)                      --                4.83
08/17/04                             --                  (4,700)                      --                5.00
11/08/04                             --                  (1,000)                      --                5.76
11/08/04                             --                    (200)                      --                5.79
11/08/04                             --                    (500)                      --                5.80
11/08/04                             --                    (500)                      --                5.90
11/22/04                        (65,629)                 (9,371)                      --                5.45
11/24/04                         (1,400)                     --                       --                7.23
11/26/04                             --                      --                  (11,000)               6.30
11/26/04                           (200)                     --                       --                7.23
11/29/04                         (2,300)                     --                       --                7.27
12/01/04                         (4,900)                     --                       --                7.38

----------

*    Expressed in U.S. dollars before brokers' commission.

** Exercise of options granted by the Issuer under its employee stock option plan.




                  [Remainder of page intentionally left blank;
                            signatures on next page]

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D             Page 7 of 8 Pages
-------------------------------                      ---------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, correct and complete.

Dated:     December 14, 2004                     Willifood Investments Ltd.


                                                 By: /s/ Joseph Williger
                                                 -----------------------
                                                 Name: Joseph Williger
                                                 Title: Chief Executive Officer

Dated:     December 14, 2004                     /s/ Joseph Williger
                                                 -------------------
                                                 Joseph Williger

Dated:     December 14, 2004                     /s/ Zvi  Williger
                                                 -----------------
                                                 Zvi Williger

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D             Page 8 of 8 Pages
-------------------------------                      ---------------------------


                                   Schedule I

     Set forth below are the names of the directors and executive officers of Willifood Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.

NAME OF DIRECTOR                BUSINESS ADDRESS             PRINCIPAL OCCUPATION               CITIZENSHIP
----------------                ----------------             --------------------               -----------
Joseph Williger                 3 Nahal Snir Street Yavne    Chief Executive Officer and        Israel
                                81224 Israel                 Director

Zvi Williger                    3 Nahal Snir Street Yavne    Chief Operating Officer and        Israel
                                81224 Israel                 Director

Gil Hochboim                    3 Nahal Snir Street Yavne    Chief Financial Officer            Israel
                                81224 Israel

Shlomo Kleiman                  49 Hagalil St., Haifa,       Headmaster, Yavne school           Israel
                                Israel                       - Haifa

Eli Erlich                      43 Oranim St.,               Chief Executive Officer of         Israel
                                Ramat-Efal, Israel           insurance agency.

Rina Liberman                   7 Props St., Ramat-Gan,      C.P.A.                             Israel
                                Israel